

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 5, 2010

Fu HaiMing
Chief Executive Officer
China Century Dragon Media, Inc.
c/o Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

> **Re: China Century Dragon Media, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed October 27, 2010**
> **File No. 333-166866**

Dear Mr. Fu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 2

Contractual Arrangements, page 7

1.   We note your response to comment two in our letter dated October 7, 2010. In particular, we note the last paragraph in which you state that the exercise of shareholder rights and share options by CD Media Huizhou through the contractual arrangements in order to control the operations of CD Media Beijing are not business activities and therefore not subject to review from a business license perspective. Please explain to us the basis for this statement.

Capitalization, page 38

2.   You state that the column labeled "As Adjusted" in your capitalization table reflects the receipt of estimated net proceeds of approximately $5.7 million. Tell us where these proceeds are reflected in the table. In this regard, we note that total stockholders' equity was adjusted by $523 thousand.

3.   Please explain to us why the "total stockholders' equity" and the "total capitalization" amounts for the "Actual" column are different or revise.

Description of Business, page 55

Advertising Packages, page 58

4.   We note your revised disclosure in response to comment six in our letter dated October 7, 2010. We continue to believe additional disclosure is required to explain what specific rights you obtain in exchange for advances which do not correspond to any specific advertising time. In other words, explain how these advances "secure the opportunity to buy the most desirable time slots." We also note your statement in Note 4 to the financial statements that these advance payments give you "rights to purchase favorable time."

Financial Statements

Note 3. Summaries of Significant Accounting Policies, page F-10

j. Revenue recognition, page F-12

5.   It appears that, by purchasing blocks of time from agents for CCTV and then reselling the time to end customers or other agents, you are functioning by extension as an agent for CCTV. Explain to us why the company, acting as a subagent ultimately on behalf of CCTV, is not in substance also an agent for CCTV.

6.   We note from the information provided to us in Attachment A of your letter dated October 27, 2010 that at month end the company had "specific advances – unsold" in only three of the last twelve months and the amounts of these advances were small. It also appears that these advances did not remain unsold for more than one month.   In light of this information, we do not understand the rationale for your assertion that you have a high degree of inventory risk. Please explain in detail.

7.   It appears CCTV, as the supplier of the air time for which your customers' advertising will be televised and as the entity that is responsible for fulfilling the contracted service of televising the customer's advertising, is the primary obligor

in the television advertising arrangements that you sell. Please refer to the guidance in ASC 605-45-45-16 and advise us.

Note 15. Condensed Parent Company Financial Information, page F-20

8.   We note your response to comment 14 from our letter dated October 7, 2010 and your added disclosure. It is not clear to us why you believe that all of the net assets of your Chinese subsidiaries are restricted. In this regard, you state that CD Media Huizhou is required to set aside only 10% of its after-tax profit each year. In addition, you have disclosed that, currently, CD Media Huizhou may convert RMB into U.S. Dollars to declare and pay dividends outside of the PRC without the approval of SAFE. Furthermore, you state at page 21 that CD Media Huizhou is restricted in its ability to transfer a portion of its net assets to you whether in the form of dividends, loans or advances. We also note that you have labeled your retained earnings of $13.9 million as "unrestricted" on your consolidated balance sheet. Please clarify these apparent inconsistencies and disclose in more detail the nature of the restrictions that cause all of the net assets of your Chinese subsidiaries to be restricted.

You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Robert A. Littlepage

for   Larry Spirgel
        Assistant Director

cc: Thomas J. Poletti, Esq.
        Melissa A. Brown, Esq.
        K&L Gates LLP
        Via facsimile: (310) 552-5001